Exhibit 3.1

THIRD AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

MARQUEE HOLDINGS INC.

The Certificate of Incorporation of Marquee Holdings Inc. (the “Corporation”) was originally filed with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”) on July 16, 2004 and was amended and restated on July 21, 2004 and amended again on December 22, 2004, and amended and restated a second time on January 25, 2006 (as so amended, the “Original Certificate of Incorporation”).  The Corporation is filing this Third Amended and Restated Certificate of Incorporation of the Corporation (this “Third Amended and Restated Certificate of Incorporation”), which has been duly adopted by all necessary action of the board of directors (the “Board”) and the stockholders of the Corporation, pursuant to the Delaware General Corporation Law (as the same may be amended from time to time, the “DGCL”) to amend and restate the Original Certificate of Incorporation in its entirety.

FIRST:                                                         The name of the Corporation is Marquee Holdings Inc.

SECOND:                                          The address of the Corporation’s registered office in the State of Delaware is to be located at 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801 and the name of its registered agent at such address is The Corporation Trust Company.

THIRD:                                                     The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware as it now exists or may hereafter be amended and supplemented.

FOURTH:                                         The total number of shares of stock which the Corporation shall have authority to issue is 10,000 having a par value of $.01 per share.  All such shares are Common Stock.

FIFTH:                                                        The personal liability of the directors of the Corporation is hereby eliminated to the fullest extent permitted by paragraph (7) of subsection (b) of Section 102 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented.  Any repeal or modification of this Article Sixth shall not adversely affect any right or protection of a director of the Corporation existing immediately prior to such repeal or modification.

SIXTH                                                         From time to time any of the provisions of this certificate of incorporation may be amended, altered or repealed, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted in the manner and at the time prescribed by said laws, and all rights at any time conferred upon the stockholders of the Corporation by this certificate of incorporation are granted subject to the provisions of this Article Seventh.

SEVENTH:                                    In furtherance and not in limitation of the rights, powers, privileges and discretionary authority granted or conferred by the General Corporation Law of the State of Delaware or other statutes or laws of the State of Delaware, the Board of Directors is expressly authorized to make, alter, amend or repeal the Bylaws of the Corporation, without any action on the part of the Stockholders, but the Stockholders may make additional Bylaws and may alter, amend or repeal any Bylaw whether adopted by them or otherwise.  The Corporation may in its Bylaws confer powers upon its Board of Directors in addition to the foregoing and in addition to the powers and authorities expressly conferred upon the Board of Directors by applicable law.